Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of ERA Mining Machinery Limited nor shall there be any sale or purchase or subscription for securities of ERA Mining Machinery Limited in any jurisdiction in which such offer, solicitation or sale would be unlawful absent the filing of a registration statement or the availability of an applicable exemption from registration or other waiver. This announcement is not for release, publication or distribution in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Caterpillar Inc. (A Delaware corporation)	Caterpillar (Luxembourg) Investment Co. S.A. (Incorporated in Luxembourg with limited liability)

(formerly known as “ERA Holdings Global Limited 年代國際控股有限公司”)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8043)

JOINT ANNOUNCEMENT

DESPATCH OF COMPOSITE DOCUMENT

IN RELATION TO

VOLUNTARY CONDITIONAL OFFER BY

CITIGROUP GLOBAL MARKETS ASIA LIMITED

ON BEHALF OF CATERPILLAR (LUXEMBOURG) INVESTMENT CO. S.A.,

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF

CATERPILLAR INC., TO ACQUIRE ALL OF THE ISSUED SHARES

IN THE SHARE CAPITAL OF ERA MINING MACHINERY LIMITED AND

FOR THE CANCELLATION OF ALL THE OUTSTANDING

SHARE OPTIONS OF ERA MINING MACHINERY LIMITED

Financial Adviser to the Offeror and Caterpillar	Joint Financial Advisers to ERA

The Composite Document, together with the accompanying Forms of Acceptance in respect of the Share Offer and Option Offer (together, the “Offers”), will be despatched by the Offeror, Caterpillar and ERA jointly to the ERA Shareholders and ERA Optionholders on 30 April 2012.

ERA Shareholders and ERA Optionholders are advised to read the Composite Document carefully, including the advice of the Independent Board Committee and the letter from the Independent Financial Adviser, before deciding whether or not to accept the Share Offer and the Option Offer, respectively.

The Offers will commence on 30 April 2012 and the latest time for acceptance of the Offers is at 4:00 p.m. on 21 May 2012, unless the Offeror extends the Offers until such date as it may determine in accordance with the Takeovers Code (or as permitted by the Executive in accordance with the Takeovers Code). The Offeror will issue an announcement in relation to any extension of the Offers which announcement will state either the next Closing Date or, if the Share Offer is at that time unconditional as to acceptances, a statement that the Offers will remain open until further notice.

1.                             INTRODUCTION

Reference is made to the announcements jointly issued by the Offeror, Caterpillar and ERA (the “Joint Announcements”) on (i) 10 November 2011, in relation to, among other things, the pre-conditional voluntary conditional offer by the Offeror to acquire all of the issued shares in the share capital of ERA and for the cancellation of all the outstanding share options of ERA, and (ii) 17 April 2012, in relation to the satisfaction of the Pre-Condition to the making of the Offers by the Offeror.

Terms defined in the Joint Announcements and the Composite Document have the same meanings herein unless the context requires otherwise.

2.                             DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, among other things, the details of the Offers, a letter from the Board of ERA, a letter from the Independent Board Committee and a letter from the Independent Financial Adviser, together with the accompanying Forms of Acceptance, will be despatched by the Offeror, Caterpillar and ERA jointly to the ERA Shareholders and ERA Optionholders on 30 April 2012.

ERA Shareholders and ERA Optionholders are advised to read the Composite Document carefully, including the advice of the Independent Board Committee and a letter from the Independent Financial Adviser, before deciding whether or not to accept the Share Offer and the Option Offer, respectively.

3.                             EXPECTED TIMETABLE

The Offers will commence on 30 April 2012 and the latest time for acceptance of the Offers is at 4:00 p.m. on 21 May 2012, unless the Offeror extends the Offers until such date as it may determine in accordance with the Takeovers Code (or as permitted by the Executive in accordance with the Takeovers Code). The Offeror will issue an announcement in relation to any extension of the Offers which announcement will state either the next Closing Date or, if the Share Offer is at that time unconditional as to acceptances, a statement that the Offers will remain open until further notice. In the latter case, at least 14 days’ notice in writing must be given before the Offers are closed to those ERA Shareholders and ERA Optionholders who have not accepted the Share Offer and the Option Offer, respectively.

The expected timetable set out below is indicative only and may be subject to change. Any changes to the timetable will be announced by the Offeror and ERA. All time references contained in the Composite Document are to Hong Kong time.

Despatch date of the Composite Document	30 April 2012

Opening date of the Share Offer and the Option Offer	30 April 2012

First Closing Date (Note 1)	21 May 2012

Latest time for acceptance of the Share Offer and the Option Offer on the first Closing Date (Note 2)	4:00 p.m. on 21 May 2012

Announcement of the results of the Share Offer and the Option Offer at the first Closing Date, on the website of the Stock Exchange	7:00 p.m. on 21 May 2012

Latest date for posting of remittances to ERA Shareholders and ERA Optionholders in respect of valid acceptances received by the first Closing Date, assuming the Share Offer and Option Offer become, or are declared, unconditional on such date (Note 3)

30 May 2012

Latest time and date by which the Share Offer can become or be declared unconditional as to acceptances (Note 4)	7:00 p.m. on 29 June 2012

Latest time and date by which the Share Offer and the Option Offer can become or be declared unconditional in all respects (Note 4)	7:00 p.m. on 20 July 2012

Notes:

(1)                        The Offers will close for acceptances at 4.00 p.m. on 21 May 2012 unless the Offeror revises or extends the Offers in accordance with the Takeovers Code. The Offeror has the right under the Takeovers Code to extend the Offers until such date as it may determine in accordance with the Takeovers Code (or as permitted by the Executive in accordance with the Takeovers Code). The Offeror will issue an announcement in relation to any extension of the Offers, which announcement will state either the next Closing Date or, if the Share Offer is at that time unconditional as to acceptances, a statement that the Offers will remain open until further notice. In the latter case, at least 14 days’ notice in writing must be given before the Share Offer and the Option Offer are closed to those ERA Shareholders and those ERA Optionholders who have not accepted the Share Offer and the Option Offer, respectively.

(2)                        Beneficial owners of Shares who hold their Shares in CCASS directly as an investor participant or indirectly via a broker or custodian participant should note the timing requirements (set out in Appendix I) of the Composite Document for causing instructions to be made to CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures.

(3)                        Remittances in respect of the consideration for the Shares tendered under the Share Offer will be posted to those ERA Shareholders accepting the Share Offer as soon as possible, but in any event within seven Business Days from the later of the date of receipt by the Registrar of all the relevant documents to render the acceptance under the Share Offer complete and valid, and the date on which the Offers become or are declared unconditional in all respects.

Remittances in respect of consideration for the Options tendered under the Option Offer will be posted to those ERA Optionholders accepting the Option Offer as soon as possible, but in any even within seven Business Days from the later of the date of receipt by the Company Secretary of all relevant documents to render the acceptance under the Option Offer complete and valid, and the date on which the Offers become or are declared unconditional in all respects.

(4)                        In accordance with the Takeovers Code, when the Share Offer and the Option Offer become or are declared unconditional in all respects, at least 14 days’ notice in writing must be given before the Share Offer and the Option Offer are closed to those ERA Shareholders and ERA Optionholders who have not accepted the Share Offer and the Option Offer, respectively. In accordance with the Takeovers Code, except with the consent of the Executive, the Share Offer and the Option Offer may not become or be declared unconditional as to acceptances after 7.00 p.m. on the 60th day after the day the Composite Document was posted. Accordingly, unless the Share Offer has previously become unconditional as to acceptances, the Share Offer and the Option Offer will lapse on 29 June 2012 unless extended with the consent of the Executive. If the Share Offer becomes or is declared unconditional as to acceptances, the Offeror may declare the Share Offer and the Option Offer open for acceptances (i) up to the date four months from the day the Composite Document was posted or (ii) if the Offeror has by that time become entitled to exercise compulsory acquisition rights, until any such later date as the Offeror may choose to close the Share Offer and the Option Offer in accordance with the Takeovers Code.

WARNING:

If the level of acceptances of the Share Offer reaches the prescribed level under the Cayman Islands Companies Law and the requirements of Rule 2.11 of the Takeovers Code are satisfied, dealings in the Shares will be suspended from the Closing Date up to the withdrawal of listing of the Shares from the Stock Exchange pursuant to Rule 9.23(i) of the Listing Rules.

Maintaining the listing/public float

In the event that the Offeror does not effect the compulsory acquisition set out above but the Offeror nonetheless proceeds with the Offers (whether by reason of the Offeror waiving the acceptance Condition or otherwise), the Offeror will, following the closing of the Offers, take appropriate steps to ensure that not less than 25% of the Shares will be held by the public in compliance with the Listing Rules, which may include the Offeror selling some of its Shares.

The Stock Exchange has stated that if, at the close of the Offers, less than the minimum prescribed percentage applicable to ERA, being 25% of the issued Shares, is held by the public, or if the Stock Exchange believes that (i) a false market exists or may exist in the trading of the Shares or (ii) there are insufficient Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the Shares.

In this regard, it should be noted that, upon closing of the Offers, there may be an insufficient public float for the Shares and therefore trading in the Shares may be suspended until a prescribed level of public float is attained.

By Order of the Board	By Order of the Board
Caterpillar (Luxembourg) Investment Co. S.A.	ERA Mining Machinery Limited
Francois OGGIER	Emory WILLIAMS
Director	Chairman

Hong Kong, 30 April 2012

The Offeror Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the ERA Group and the Controlling Shareholders) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the ERA Group and the Controlling Shareholders) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of the Offeror is comprised of Mr. Francois OGGIER, Mr. Christopher HONDA and Mr. Michael CURRAN.

The ERA Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Offeror and its Concert Parties and Citigroup) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than that expressed by the Offeror and its Concert Parties and Citigroup) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the executive directors of ERA are Mr. Emory WILLIAMS, Mr. LEE Jong-Dae, Mr. LI Rubo and Mr. WANG Fu; the non-executive directors of ERA are Dr. Phil Qiu JIN and Mr. Christopher John PARKER; and the independent non-executive directors of ERA are Mr. David Marc BOULANGER, Mr. CHAN Sze Hon and Mr. DONG Xiangge.

The Caterpillar Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the ERA Group and the Controlling Shareholders) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the ERA Group and the Controlling Shareholders) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of Caterpillar is comprised Mr. David L. CALHOUN, Mr. Daniel M. DICKINSON, Mr. Eugene V. FIFE, Mr. Juan GALLARDO, Mr. David R GOODE, Mr. Jesse J. GREENE Jr., Mr. Jon M. HUNTSMAN Jr., Mr. Peter A. MAGOWAN, Mr. Dennis A. MUILENBURG, Mr. Douglas R. OBERHELMAN, Mr. William A. OSBORNE, Mr. Charles D. POWELL, Mr. Edward B. RUST Jr., Ms. Susan C. SCHWAB, Mr. Joshua I. SMITH and MR. Miles D. WHITE.

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

“Responsibilities of stockbrokers, banks and other intermediaries Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates (including shareholders holding 5% or more of a class of “relevant securities” under class (6) of the definition of “associate” in the Takeovers Code) and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any seven day period is less than $1 million.

This dispensation does not alter the obligations of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that cooperation.”